Exhibit 99.9

PRESS RELEASE

Angola: Start-up of BEGONIA and CLOV Phase 3 Offshore
Projects

•	TotalEnergies announces the start of production from the BEGONIA and CLOV Phase 3 projects, adding a total of 60,000 barrels per day of production offshore Angola.
•	Low cost, low emissions projects leveraging existing facilities

Paris, July 23, 2025 – TotalEnergies announces the start of production from the BEGONIA and CLOV Phase 3 offshore projects, leveraging ullage in the PAZFLOR and CLOV floating production, storage and offloading units (FPSO) to add a total of 60,000 barrels a day of new production.

These two subsea tie-back projects deliver additional production leveraging available capacity on existing FPSO’s and as such have low marginal costs and low carbon intensities.

BEGONIA, the first development on Block 17/06

TotalEnergies (30%, operator) announces the start of production from BEGONIA, the first inter-block development in Angola. A project made possible thanks to good cooperation between the Angolan concession holder Agencia Nacional de Petróleo, Gás e Biocombustíveis (ANPG), the partners of the block 17/06, Sonangol E&P (30%), SSI (27,5%), ETU Energias (7.5%), Falcon Oil (5%), and the partners of block 17 also operated by TotalEnergies.

Located 150 kilometers off the Angolan coast, BEGONIA is a 30,000 barrels per day project consisting of five wells subsea tied back to the PAZFLOR FPSO.

CLOV Phase 3, continued upsides on Block 17

TotalEnergies (38%, operator) also announces the first oil from CLOV Phase 3 in Block 17, in agreement with ANPG and its partners Equinor (22,16%), ExxonMobil (19%), Azule Energy (15.84%) and Sonangol E&P (5%).

Located 140 kilometers from the Angolan coast, CLOV Phase 3 is a 30,000 barrels per day project consisting of four wells subsea tie-back to the CLOV FPSO.

“TotalEnergies, operator of Block 17 and 17/06, continues to actively deliver its low-cost and low-emissions developments to grow its upstream production by more than 3% in 2025,” stated Nicolas Terraz, President Exploration & Production at TotalEnergies. “With BEGONIA and CLOV Phase 3, we are leveraging available production capacity in existing FPSOs of Block 17 (PAZFLOR and CLOV) while reducing costs and emissions.”

“Good news for the country, as those two First Oils will help Angola maintain its production levels above 1 million baril per day. BEGONIA is the first project between Blocks in Angola with a significant component of Local Content and CLOV 3 is a great achievement resulting from intense work between the concessionaire and the B17 contractor group, operated by TotalEnergies. Projects like these are extremely important as they prove the innovative spirit and dynamism of the oil sector in Angola,” declared Paulino Jerónimo, Chairman of the Board of Directors of the National Agency for Petroleum, Gas and Biofuels.

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About TotalEnergies in Angola

TotalEnergies has been present in Angola since 1953 and today employs around 1,500 people across different business segments. With a diversified portfolio, deep offshore operated assets representing more than 45% of the country’s oil production, service stations in partnership with Sonangol and renewable energy projects, TotalEnergies in Angola is a key player in supporting the country’s sustainable energy transition.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

•    Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

•    Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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